Coca-Cola Plaza
Atlanta, Georgia
March 22, 2012
Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Re:    The Coca-Cola Company
Form 10-K for Fiscal Year Ended
December 31, 2011
Filed February 23, 2012
File No. 001-02217
Dear Ms. Jenkins:
Thank you for your letter dated March 9, 2012. The Coca-Cola Company (the "Company") is submitting the following response to the Staff's comment letter on the Company's Form 10-K for the fiscal year ended December 31, 2011.
Form 10-K for the Fiscal Year Ended December 31, 2011
Liquidity, Capital Resources and Financial Position, page 69

1.
We note your disclosure on page 66 that the majority of your cash, cash equivalents and short-term investments are held by your foreign subsidiaries. We also note that a significant portion of your foreign earnings are deemed to be indefinitely reinvested in foreign jurisdictions. To assist investors understand the availability of funds in domestic operations such as payment of debt, dividends, acquisitions and capital expenditures, please provide enhanced disclosures. Please provide and confirm that in future Exchange Act filings you will disclose the following:

(a)	the amount of cash and cash equivalents that are currently held by your foreign subsidiaries;

(b)	quantify the amount of cash and short-term investments held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including U.S. dollars;

(c)	if foreign earnings are repatriated, disclose that these amounts would be subject to income tax liabilities both in the US and in the various foreign countries;

(d)	explain any other implications or restrictions upon your liquidity that is impacted by the majority of your cash, cash equivalents and short term investments held by foreign subsidiaries.
Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.
Response
To facilitate the Staff's review, we have included each of your requests in italics below followed immediately by our response.

(a)	the amount of cash and cash equivalents that are currently held by your foreign subsidiaries
The Company's consolidated cash, cash equivalents and short-term investments balance totaled $13.9 billion as of December 31, 2011, of which approximately $12.3 billion was held by the Company's foreign subsidiaries.

(b)	quantify the amount of cash and short-term investments held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including U.S. dollars
Funds held by the Company's Venezuelan subsidiary are considered to not be readily convertible into other foreign currencies, including U.S. dollars. Our Venezuelan subsidiary had cash, cash equivalents and short-term investments of $236 million as of December 31, 2011. None of the Company's other foreign subsidiaries has a significant amount of cash, cash equivalents and short-term investments that are not readily convertible into other foreign currencies, including U.S. dollars.

(c)	if foreign earnings are repatriated, disclose that these amounts would be subject to income tax liabilities both in the US and in the various foreign countries
The Company confirms that we do not have any intention of repatriating earnings that have previously been considered to be indefinitely reinvested. However, should a situation arise where additional funds are needed in the United States beyond what is generated by our domestic operations and is available through the issuance of domestic debt, we could elect to repatriate earnings from future periods. As such, the Company included the following disclosure on page 66 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011:
"In the future, should we require more capital to fund significant discretionary activities in the United States than is generated by our domestic operations, or is available through the issuance of debt, we could elect to repatriate future periods' earnings from foreign jurisdictions. This alternative could result in a higher effective tax rate."
The likelihood of the Company repatriating earnings that have previously been considered to be indefinitely reinvested is remote as the Company has historically made, and will continue to make, substantial investments to support the ongoing development and growth of our international operations. However, if we did repatriate these funds the Company would be subject to additional U.S. income taxes (net of an adjustment for foreign tax credits) and withholding taxes payable to various foreign jurisdictions, where applicable. The Company will enhance our disclosure in future Exchange Act filings to include the following:
While the likelihood is remote, the Company could also elect to repatriate earnings from foreign jurisdictions that have previously been considered to be indefinitely reinvested. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to additional U.S. income taxes (net of an adjustment for foreign tax credits) and withholding taxes payable to various foreign jurisdictions, where applicable. This alternative could also result in a higher effective tax rate in the period in which such a determination is made to repatriate prior period foreign earnings. Refer to Note 14 of Notes to Consolidated Financial Statements in the Company's 2011 Annual Report on Form 10-K for further information related to our income taxes and undistributed earnings of the Company's foreign subsidiaries.

(d)	explain any other implications or restrictions upon your liquidity that is impacted by the majority of your cash, cash equivalents and short term investments held by foreign subsidiaries
We expect our existing domestic cash, cash equivalents, short-term investments, cash flows from operations and the issuance of domestic debt to continue to be sufficient to fund our domestic operating activities and cash commitments for investing and financing activities. The Company has a history of borrowing funds domestically and continues to have the ability to do so at reasonable interest rates. Therefore, we do not intend, nor do we foresee a need, to repatriate foreign earnings that were considered to be indefinitely reinvested, and we do not believe there are any material implications or restrictions on our liquidity as a result of having the majority of our cash, cash equivalents and short-term investments held by our foreign subsidiaries.
In future filings, we confirm that we will enhance our disclosures around the Company's domestic and foreign cash balances. See below for the expanded disclosure we expect to include in our discussion of Liquidity, Capital Resources and Financial Position in our next Quarterly Report on Form 10-Q, which will be updated, as appropriate, to reflect results for the quarterly period. This revised disclosure is intended to address each of the items you referenced in your comments above.
We have significant operations outside the United States. Unit case volume outside the United States represented approximately 80 percent of the Company's worldwide unit case volume as of December 31, 2011. We earn a substantial amount of our consolidated operating income and income before income taxes in foreign subsidiaries that either sell concentrate to our local bottling partners or, in certain instances, sell finished products directly to our customers to fulfill the demand for Company beverage products outside the United States. A significant portion of these foreign earnings is considered to be indefinitely reinvested in foreign jurisdictions where the Company has made, and will continue to make, substantial investments to support the ongoing development and growth of our international operations. Accordingly, no U.S. federal and state income taxes have been provided on the portion of our foreign earnings that is considered to be indefinitely reinvested in foreign jurisdictions. The Company's cash, cash equivalents and short-term investments held by our foreign subsidiaries totaled approximately $12.3 billion as of December 31, 2011. We do not intend, nor do we foresee a need, to repatriate these funds. Additionally, the government in Venezuela has enacted certain monetary policies that restrict the ability of companies to pay dividends from retained earnings. The Company's Venezuelan subsidiary had $236 million of cash, cash equivalents and short-term investments as of December 31, 2011.
Net operating revenues in the United States were $18.7 billion for the year ended December 31, 2011, or approximately 40 percent of the Company's consolidated net operating revenues. We expect existing domestic cash, cash equivalents, short-term investments, cash flows from operations and the issuance of domestic debt to continue to be sufficient to fund our domestic operating activities and cash commitments for investing and financing activities. In addition, we expect existing foreign cash, cash equivalents, short-term investments and cash flows from operations to continue to be sufficient to fund our foreign operating activities and cash commitments for investing activities.
In the future, should we require more capital to fund significant discretionary activities in the United States than is generated by our domestic operations and is available through the issuance of domestic debt, we could elect to repatriate future periods' earnings from foreign jurisdictions. This alternative could result in a higher effective tax rate in the future. While the likelihood is remote, the Company could also elect to repatriate earnings from foreign jurisdictions that have previously been considered to be indefinitely reinvested. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to additional U.S. income taxes (net of an adjustment for foreign tax credits) and withholding taxes payable to various foreign jurisdictions, where applicable. This alternative could also result in a higher effective tax rate in the period in which such a determination is made to repatriate prior period foreign earnings. Refer to Note 14 of Notes to Consolidated Financial Statements in the Company's 2011 Annual Report on Form 10-K for further information related to our income taxes and undistributed earnings of the Company's foreign subsidiaries.
In connection with responding to your comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions regarding this letter to me at (404) 676-6396 or via e-mail at kathywaller@coca-cola.com.

Very truly yours,

/s/ Kathy N. Waller
Kathy N. Waller Vice President and Controller The Coca-Cola Company

cc:	Muhtar Kent, Chairman of the Board of Directors, Chief Executive Officer and President
Gary P. Fayard, Executive Vice President and Chief Financial Officer
Peter V. Ueberroth, Chairman of the Audit Committee of the Board of Directors

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